Exhibit 99.1

TD Bank Financial Group Comments on Expected Impact of TD Ameritrade Holding Corp.'s First Quarter Earnings

    TORONTO, January 17, 2008 - TD Bank Financial Group announced today that it expects TD Ameritrade's first quarter earnings to translate into a contribution of CDN$88 million to first quarter net income for its Wealth Management segment.

    TD Bank Financial Group will release its first quarter financial results and webcast its quarterly earnings conference call live on the internet on Thursday, February 28, 2008. Conference call and webcast details will be announced closer to that date.

    About TD Bank Financial Group

    The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$422 billion in assets as of October 31, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: Simon Townsend, Corporate Communications, (416)
944-7161; Tim Thompson, Investor Relations, (416) 982-6346